UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            Thermo Optek Corporation
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883582-10-8
                               ------------------
                                 (CUSIP Number)

        Seth H. Hoogasian, Esq.              Thermo Electron Corporation
           General Counsel                           81 Wyman Street
            617) 622-1000                        Waltham, MA  02254-9046
        ----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 November 6, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
        Schedule 13D, and is filing this schedule because of Rule
        13d-1(b)(3) or (4), check the following box [  ].

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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





                     NAME OF REPORTING PERSON
              1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Thermo Electron Corporation
                     IRS No. 04-2209186


              2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]
                                                             (b) [ x ]

              3      SEC USE ONLY



              4      SOURCE OF FUNDS*

                     WC

              5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [    ]


              6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     State of Delaware
                      7  SOLE VOTING POWER
         NUMBER OF
                         45,731,884
           SHARES

        BENEFICIALLY  8  SHARED VOTING POWER

          OWNED BY       0
                      9  SOLE DISPOSITIVE POWER
             EACH
                         45,731,884
          REPORTING
                      10 SHARED VOTING POWER
         PERSON WITH     0
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             11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                     45,731,884


             12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                     EXCLUDES CERTAIN SHARES*                [   ]


             13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     93.7%

             14      TYPE OF REPORTING PERSON*

                     CO
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





             Thermo Electron Corporation hereby amends its statement on
        Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of Thermo Optek Corporation (the "Issuer"), as set forth below.

        Item 2.  Identity and Background.

             Item 2 is hereby amended and restated in its entirety as follows:

             This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in June 1997, of more than one percent. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 44,999,950 Shares were held by Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned subsidiary of the Reporting Person.

             The Reporting Person develops, manufactures, and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics and direct energy conversion.

             The principal business address and principal office address of the Reporting Person, a Delaware corporation, is 81 Wyman Street, Waltham, Massachusetts 02254-9046.

             Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address;
        (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil
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        proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
        (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

        Item 3.  Source and Amount of Funds or Other Consideration.

             Item 3 is hereby amended and restated in its entirety as follows:

             The Reporting Person has expended approximately $6,887,200 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

        Item 4.  Purpose of Transaction

             Item 4 is hereby amended and restated in its entirety as follows:

             The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 80% ownership of the Issuer for tax consolidation purposes. The Reporting Person may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

             Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

        Item 5.  Interest in Securities of the Issuer.

             Items 5(a) - (c) are hereby amended and restated in their entirety as follows:

             (a) The Shares beneficially owned by the Reporting Person include 731,934 Shares, or approximately 1.5% of the outstanding Shares, owned directly by the Reporting Person, and 44,999,950
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        Shares, or approximately 92.2% of the outstanding Shares, owned by Thermo Instrument. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 460,234 Shares, or approximately 0.9% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 365,000 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person who owns Shares is set forth below:

        Name                                 Number of Shares(1)
        ----                                 -------------------


        John M. Albertine                          1,000
        Peter O. Crisp                             1,000

        Elias P. Gyftopoulos                       1,000
        George N. Hatsopoulos                    110,000
        John N. Hatsopoulos                      130,000

        Frank Jungers                             11,000
        Paul F. Kelleher                           6,000
        Robert A. McCabe                          59,734

        Frank E. Morris                            1,000
        Donald E. Noble                            1,000
        Hutham S. Olayan                           1,000

        Peter G. Pantazelos                        8,500
        William A. Rainville                      15,000

        Arvin H. Smith                            98,000
        Roger D. Wellington                        1,000
        John W. Wood Jr.                          15,000

        All directors and current executive      460,234
        officers as a group (17 persons)

        ____________

        (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,000, 1,000, 90,000, 90,000, 1,000, 6,000,
        45,000, 1,000, 1,000, 1,000, 6,000, 15,000,  90,000, 1,000,
        15,000 and 365,000 Shares, respectively, that such person or member of the group has the right to acquire within 60 days.

             While certain directors and executive officers of the Reporting Person are also directors and executive officers of the
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        Issuer, all such persons disclaim beneficial ownership of the
        Shares owned by the Reporting Person.

             (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns. Shares beneficially owned by Mr. Robert A. McCabe include 6,734 Shares issuable upon conversion of $100,000 in principal amount of the 5% convertible subordinated debentures due 2000 issued by the Issuer. Shares beneficially owned by Ms. Hutham S. Olayan do not include 20,000 Shares owned by Crescent Growth Fund, Ltd., which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund, Ltd.

             (c) The Reporting Person has effected the following transactions with respect to the securities of the Issuer during the past 60 days: On October 29, 1997, the Reporting Person sold $2,000,000 principal amount of the Issuer's 5% Convertible Subordinated Debentures due 2000 (the "Debentures") in a private transaction for total proceeds of $2,405,000. On November 6, 1997, the Reporting Person sold its remaining interest in the Debentures, or $8,000,000 principal amount, in a private
        transaction for total proceeds of $9,025,200.   To the knowledge
        of the Reporting Person, no executive officer or director of the Reporting Person has effected any transactions in Shares of the Issuer in the past 60 days.

             Item 6.  Contracts, Arrangements, Understandings or
        Relationships with respect to Securities of the Issuer.

             The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

             Of the 45,731,884 Shares beneficially owned by the Reporting Person, 191,849 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 44,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans:
        George N. Hatsopoulos has the right to acquire 90,000 Shares within 60 days; John N. Hatsopoulos has the right to acquire 90,000 Shares within 60 days; Robert A. McCabe has the right to acquire 45,000 Shares within 60 days; Arvin H. Smith has the right to acquire 90,000 Shares within 60 days; and Paul F. Kelleher has the right to acquire 6,000 Shares within 60 days.
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        Signature

             After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


        Date: December 19, 1997            THERMO ELECTRON CORPORATION


                                           By:/s/ Sandra L. Lambert
                                              ---------------------------
                                              Sandra L. Lambert
                                              Secretary
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        Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A
                                   ----------

             The following individuals are executive officers or directors of the Reporting Person. Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of the Reporting Person is 81 Wyman Street, Waltham,
        Massachusetts 02254-9046.

        John M. Albertine:                      Director, Thermo Electron
        ------------------

             Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

        Peter O. Crisp:                         Director, Thermo Electron
        ---------------

             Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

        Elias P. Gyftopoulos:                   Director, Thermo Electron
        ---------------------

             Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

        Frank Jungers:                          Director, Thermo Electron
        -------------

             Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

        Robert A. McCabe:                       Director, Thermo Electron
        -----------------

             Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services.
        His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

        Frank E. Morris:                        Director, Thermo Electron
        ----------------

               Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.
        Donald E. Noble:                        Director, Thermo Electron
        ----------------
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             For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

        Hutham S. Olayan:                       Director, Thermo Electron
        -----------------

             Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

        Richard F. Syron:                       Director, Thermo Electron
        -----------------

             Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

        Roger D. Wellington:                    Director, Thermo Electron
        --------------------

             Mr. Wellington is a business consultant. His address is P.O. Box 8186, Longboat Key, Florida 34228.

        George N. Hatsopoulos:                  Director, Chairman of the
        ---------------------
                                                Board and Chief Executive
                                                Officer, Thermo Electron

        John N. Hatsopoulos:                    Director, President and
        -------------------
                                                Chief Financial Officer,
                                                Thermo Electron

        Arvin H. Smith:                         Executive Vice President
        --------------
                                                Thermo Electron

        Paul F. Kelleher:                       Senior Vice President,
        ----------------
                                                Finance and
                                                Administration
                                                and Chief Accounting
                                                Officer, Thermo Electron

        Peter G. Pantazelos:                    Executive Vice President,
        -------------------
                                                Corporate Development,
                                                Thermo Electron

        William A. Rainville:                   Senior Vice President,
        --------------------
                                                Thermo Electron


        John W. Wood Jr.:                       Senior Vice President,
        ----------------
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                                                Thermo Electron